Calgary, Alberta

August 4, 2010

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Six Months Ended June 30, 2010

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and six months ended June 30, 2010.

FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change %	2010	2009	Change %
Financial
Petroleum and natural gas sales	44.6	40.2	11	93.5	80.4	16
Funds flow from operations	22.1	13.7	61	43.7	31.3	40
Per share – diluted ($/share)	0.31	0.21	48	0.60	0.47	28
Net loss	(28.8)	(2.6)	(1,008)	(43.3)	(26.3)	(65)
Per share – diluted ($/share)	(0.40)	(0.04)	(900)	(0.60)	(0.40)	(50)
Exploration and development expenditures	17.7	5.4	228	84.5	60.9	39
Investments – market value(2)				354.8	260.2	36
Total assets				1,149.0	1,078.8	7
Net debt (3)				184.9	128.2	44
Common shares outstanding (thousands)				72,434	65,947	10

Operating
Sales volumes:
Natural gas (MMcf/d)	57.0	59.1	(4)	53.6	55.1	(3)
Oil and NGLs (Bbl/d)	3,287	3,512	(6)	3,400	3,456	(2)
Total (Boe/d)	12,787	13,362	(4)	12,333	12,641	(2)
Gas weighting	74%	74%		72%	73%
Average realized price:
Natural gas ($/Mcf)	4.49	4.03	11	5.00	4.82	4
Oil and NGLs ($/Bbl)	71.32	57.83	23	73.10	51.74	41

Net wells drilled	2	–	100	69	16	331

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas definitions in the “Advisories” section of this document.

(2)

Based on the period-end closing prices of publicly traded enterprises and the book value of the remaining investments.

(3)

Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

SECOND QUARTER OVERVIEW

•

Second quarter 2010 funds flow from operations increased by 61 percent to $22.1 million compared to $13.7 million in the second quarter of 2009, primarily due to higher settlements of commodity contracts and higher commodity prices, partially offset by higher royalties.

•

The second quarter 2010 net loss increased by $26.2 million to $28.8 million compared to $2.6 million in the second quarter of 2009, primarily due to a lower future income tax recovery and higher depletion and stock-based compensation charges, partially offset by higher income from investments.

Principal Properties

•

Netback before settlements of financial commodity contracts increased by $1.5 million to $23.4 million in the second quarter of 2010 due primarily to higher realized prices.

•

On June 29, 2010, Paramount completed its acquisition of Redcliffe Exploration Inc. ("Redcliffe") for cash consideration of $46.2 million. The transaction solidifies Paramount’s Peace River Arch land holdings targeting the Montney and Nikanassin formations at Karr-Gold Creek.

•

The Kaybob COU drilled and brought on production two (0.3 net) wells in the quarter. An additional two (1.7 net) wells drilled in the first quarter were completed and brought on production.

•

The Grande Prairie COU drilled two (1.7 net) wells and brought two (1.8 net) wells on production in the quarter.

•

The Northern COU’s capital program is substantially complete for 2010. One (1.0 net) well drilled in the first quarter is expected to be brought on in the fourth quarter.

•

The Southern COU’s coal bed methane drilling program was completed at Chain where five (4.5 net) wells were drilled in July following break-up.

•

In July 2010, the operator under the North Dakota joint development agreement commenced drilling the first Bakken oil well.

Strategic Investments

•

Paramount received an updated evaluation of its Grand Rapids resource at Hoole from its independent reserves evaluator, with an evaluation date of April 30, 2010. The report estimated contingent bitumen resources at 634 million barrels (Best Estimate (P50)), having a before-tax net present value of future net revenue of $1.9 billion, discounted at ten percent (Best Estimate (P50)).

•

In July 2010, MEG Energy Corp. ("MEG") filed a PREP prospectus in connection with its initial public offering of 20 million common shares at a price of $35.00 per share. At June 30, 2010, Paramount owned 3.7 million common shares of MEG with a carrying value of $27.50 per share ($101.8 million).

•

Two of Paramount’s three drilling rigs are being used to drill on the Company’s properties in Alberta. The third rig commenced drilling in the United States in July under a three well contract with a third party.

Corporate

•

In July 2010, the borrowing base and lender commitments under the Company’s credit facility were increased to $160 million from $125 million.

•

Corporate general and administrative costs decreased 42 percent to $2.5 million from $4.3 million in the second quarter of 2009.

 Paramount Resources Ltd. | Second Quarter 2010

REVIEW OF OPERATIONS

Paramount’s average daily sales volumes by Corporate Operating Unit ("COU") for the three months ended June 30, 2010 and March 31, 2010 are summarized below:

	Q2 2010			Q1 2010			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.2	510	4,035	18.5	498	3,586	2.7	12	449
Grande Prairie	13.4	965	3,202	9.9	1,103	2,751	3.5	(138)	451
Northern	13.0	461	2,624	12.8	487	2,614	0.2	(26)	10
Southern	9.4	1,351	2,926	9.0	1,426	2,924	0.4	(75)	2
Total	57.0	3,287	12,787	50.2	3,514	11,875	6.8	(227)	912

Kaybob

Second quarter sales volumes for the Kaybob COU increased 449 Boe/d to 4,035 Boe/d, consisting of 21.2 MMcf/d of natural gas and 510 Bbl/d of oil and NGLs. This increase is due to new wells brought on production in Smoky, Resthaven and Musreau, partially offset by natural production declines.

Capital expenditures for the second quarter were approximately $5 million, excluding land and drilling royalty credits. In the second quarter two (0.3 net) wells were drilled and brought on production and an additional two (1.7 net) wells drilled in the first quarter were completed and brought on production.

The following table summarizes Paramount operated horizontal wells drilled by the Company in 2009 and 2010 in Kaybob. The Falher well completed in the second quarter of 2010 (see below) achieved a peak test rate of approximately 22 MMcf/d at a pressure of 21.8 MPa after 33 hours of clean-up flow.

Well Completion	Formation	Working Interest (%)	Measured Depth (m)	Horizontal Length (m)	Fracture stages in wellbore	Gross Initial Production Rate (1) (2) (MMcf/d)	Flowing Pressure (MPa)	Est. Gross Drilling & Completion Cost ($ million)
Q2 2009	Dunvegan	50	4,000	1,200	6	5.4	9.0	6.3
Q1 2010	Dunvegan	50	4,200	1,250	14	8.3	16.8	8.3
Q2 2010	Dunvegan	100	4,000	1,250	18	9.0(3)	9.3(3)	8.3
Q2 2010	Falher	67	4,100	1,000	18	16.4(3)	20.8(3)	8.6

(1)

Average daily rate for first month of production.

(2)

Quantities represent the volumes produced at the wellhead. Marketable sales volumes would be approximately 5 percent less to account for shrinkage/processing and separation of NGLs. Average liquids content of the natural gas is approximately 25 to 30 Bbls / MMcf.

 (3)

Well has yet to produce for a full month.

Based on encouraging results achieved to date, the Company is planning to increase the Kaybob COU’s capital program for the remainder of 2010 and is evaluating alternatives to expand gathering and processing capacity in the Smoky, Musreau and Resthaven areas in 2011.  In July 2010, the Company nominated for 50 MMcf/d of capacity in a proposed third-party plant expansion in Smoky, which is anticipated to be operational in late 2011. The construction of an additional Paramount operated plant is also being considered.

 Paramount Resources Ltd. | Second Quarter 2010

Plans for the remainder of the year include completing the drilling of one (1.0 net) winter access well that was started in the first quarter and drilling up to an additional six (3.3 net) horizontal wells, depending upon continued successful results. The majority of these wells would be drilled on multiple-well pad leases, reducing per-well drilling costs by minimizing mobilization and demobilization activities and sharing surface equipment and pipelines. Where two or more wells are drilled from a lease, the Company anticipates performing the fracture stimulations simultaneously or back-to-back, increasing equipment and personnel efficiencies and thus reducing per-well completion costs. Production from wells drilled in the second half of 2010 is not expected to come on stream until the first quarter of 2011.

Grande Prairie

Grande Prairie COU second quarter sales volumes were 3,202 Boe/d, an increase of 16 percent from the prior quarter. The increase is primarily due to new production from wells drilled in Karr-Gold Creek and Valhalla and production from newly acquired wells, partially offset by natural declines.

Total capital expenditures in the Grande Prairie COU for the second quarter were approximately $15 million, excluding land, acquisitions, and drilling royalty credits. During the second quarter, one (1.0 net) horizontal Montney gas well was drilled at Karr-Gold Creek and one (0.7 net) horizontal Montney gas well was drilled at Valhalla. Two (1.8 net) wells drilled in the first quarter were completed and brought on production. The Grande Prairie COU is currently developing its fall 2010 drilling program and expects to drill a number of additional horizontal Montney wells this year.

The following table summarizes test results and capital costs for Montney horizontal wells drilled by the Company at Karr-Gold Creek over the last two years:

Well Completion	Working Interest (%)	Measured Depth (m)	Horizontal Length (m)	Fracture stages in wellbore	Stabilized Test Rates(1)(2) (MMcf/d)	Stabilized Sandface Flowing Pressure (MPa)	Est. Gross Drilling & Completion Cost ($ million)
Q3 2008	100	3,800	800	7	1.8	8.3	6.8
Q4 2008	100	3,500	550	6	3.8	8.3	5.2(3)
Q1 2009	100	3,700	625	7	1.5	6.1	5.8(3)
Q3 2009	100	4,800	1,600	16	13.3	23.0	6.4
Q4 2009	100	4,600	1,100	16	10.6	21.0	6.7
Q1 2010	100	4,950	1,700	22	13.4	23.1	6.4
Q2 2010	100	4,200	1,300	17	9.6	21.0	6.0
Q3 2010 (Est)	100	4,600	1,625	26 (Est)	Awaiting Completion		6.4

(1)

Stabilized test rates through 2 3/8” tubing.

(2)

Quantities represent the volumes produced at the wellhead. Marketable sales volumes would be approximately 25 percent less to account for shrinkage/processing and separation of NGLs. Average liquids content of the natural gas is approximately 50 Bbl / MMcf.

(3)

Re-entry wells include the cost to drill the original well to re-entry depth.

Paramount completed the acquisition of Redcliffe Exploration Inc. ("Redcliffe") at the end of the second quarter, solidifying the Grande Prairie COU’s Peace River Arch land holdings. The acquisition of Redcliffe adds approximately ten sections of land adjacent to the Company’s existing Karr-Gold Creek development. The Grande Prairie COU has now consolidated approximately 115,000 (95,000 net) acres of land at Karr-Gold Creek. The Company estimates that it has a drilling inventory of approximately 200 net locations within the Karr-Gold Creek Montney play.

Paramount is currently constructing a wholly-owned compression / dehydration facility at Karr-Gold Creek with capacity to process 20 MMcf/d of raw gas.  This facility is expected to operate at capacity upon completion in the

 Paramount Resources Ltd. | Second Quarter 2010

fourth quarter of 2010, as wells drilled in the area have been tied-in with restricted production rates or have been shut-in due to limited compression capacity. A further 20 MMcf/d expansion of this facility is planned for the first quarter of 2011.

At Valhalla, the second of two wells drilled in the first quarter was completed in early April and is expected to be brought on production in the fourth quarter. A Montney horizontal well drilled in the second quarter and completed in July achieved a peak test rate of approximately 19 MMcf/d at a pressure of 7.8 MPa after 14 hours of clean-up flow. The following table summarizes the test results and capital costs for Montney horizontal wells drilled at Valhalla by the Company over the past two years:

Well Completion	Working Interest (%)	Measured Depth (m)	Horizontal Length (m)	Fracture stages in wellbore	Stabilized Test Rates(1) (2) (MMcf/d)	Stabilized Sandface Flowing Pressure (MPa)	Est. Gross Drilling & Completion Cost ($ million)
Q3 2009	50	3,500	1,100	8	2.5	4.3	3.6
Q1 2010	75	3,600	950	12	5.2	18.2	6.5
Q2 2010	100	3,700	950	12	9.3	12.3	4.5
Q3 2010	100	3,600	925	14	10.5	16.0	4.5
Q3 2010 (Est)	63	4,150	1,600	22(Est)	Awaiting completion		5.0

(1)

Stabilized test rates through 2 3/8” tubing.

(2)

Quantities represent the volumes produced at the wellhead. Marketable sales volumes would be approximately 15 percent less to account for shrinkage/processing. Average liquids content of the natural gas is negligible.

The Grande Prairie COU has now consolidated approximately 33,000 (20,000 net) acres of land holdings at Valhalla, providing an inventory of more than 100 net drilling locations. An expansion of Paramount’s gas gathering system in the western Valhalla area with capacity to process 15 MMcf/d of raw gas through existing facilities is expected to be operational in early 2011, with additional productive capacity additions planned for later in 2011.

Northern

Second quarter 2010 sales volumes in the Northern COU were 2,624 Boe/d, consistent with the first quarter.

Second quarter capital expenditures for the Northern COU were approximately $1 million and related to the tie-in of a well in the Cameron Hills area, which, subject to regulatory approval, is expected to go on production in the fourth quarter.

The Northern COU’s 2010 capital program is substantially complete with minimal expenditures planned for the remainder of the year.

Southern

Southern COU sales volumes of 2,926 Boe/d in second quarter of 2010 were consistent with the first quarter of the year.

The Southern COU drilled nine (9.0 net) coal bed methane wells during the first quarter and an additional five (4.5 net) wells in early July following break-up.  Three of the 17 wells originally planned for 2010 will not be drilled. Completion and tie-in of the 14 (13.5 net) wells drilled in 2010 and six (6.0 net) wells drilled previously is expected to be completed concurrently in the second half of 2010, reducing per well capital costs. In addition, a Mannville formation well drilled in the first quarter will be tied-in during the third quarter.

 Paramount Resources Ltd. | Second Quarter 2010

In the United States, Paramount operates through its wholly-owned subsidiary, Summit Resources Inc. ("Summit").  In April 2010, Summit entered into a joint development agreement with a United States focused exploration and development company that has significant operations and experience in the Bakken play in North Dakota.  Under the agreement, which covers approximately 39,900 net acres of Summit’s undeveloped North Dakota lands, the US company has committed to carry out a multiple well Bakken horizontal drilling program using multi-stage fracture technology in order to earn an undivided 50 percent of Summit’s interest in these lands (19,950 net acres).

In July 2010, the North Dakota joint development partner commenced drilling the first Bakken horizontal well.  Site preparation work has also commenced for the second well, which is expected to be drilled following completion of drilling on the initial well.  Paramount anticipates that with successful results, Summit will be in a position to pursue a significant ongoing drilling and development program in the Bakken play in North Dakota.

Hoole Oil Sands Project

In the second quarter Paramount continued to advance the Hoole oil sands project towards commercialization. The Company enhanced its understanding of the reservoir through the performance of detailed core analysis and reservoir simulations, and is continuing with surface work, including collecting baseline environmental information. This analysis is an important component of Paramount’s progression to submitting an application for commercial development, which is expected to be made in 2011.

In May 2010, Paramount received an updated evaluation of its Hoole property, including the results of the Company’s 45 well winter drilling and delineation program. The table below summarizes the estimated volumes and net present values attributable to Paramount's 100 percent interest in the contingent bitumen resources within the Grand Rapids formation associated with its Hoole property, as evaluated by the Company’s independent reserves evaluator, as of April 30, 2010:

Category / Level of Certainty(1)	Contingent Resources(2)(3) (MBbl)(4)	Fully Developed Production(5)(Bbl/d)	NPV(6) of Future Net Revenue Discounted At 10% ($MM) (7)
High estimate	786,394	85,000	2,934
Best estimate	634,102	70,000	1,908
Low estimate	458,893	50,000	967

(1)

A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

(2)

Represents the Company’s share of recoverable volumes before deduction of royalties.

(3)

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

(4)

Thousands of barrels

(5)

These estimates assume that initial production will commence in 2015 and fully developed production will be reached in 2016 for the low estimate, 2017 for the best estimate, and 2018 for the high estimate.

(6)

NPV means net present value and represents the Company’s share of future net revenue, before the deduction of income tax and does not represent fair value. The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures. Royalties have been calculated based on Alberta’s Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs. All NPVs are calculated assuming natural gas is used as a fuel for steam generation. Revenues and expenditures were calculated based on the reserve evaluator’s forecast prices and costs as of April 1, 2010.

(7)

Millions of Canadian dollars

 Paramount Resources Ltd. | Second Quarter 2010

In July, Paramount engaged a third party engineering firm to begin preliminary front-end engineering design work, and plans to continue with the collection of environmental data.

OUTLOOK

Based on encouraging drilling and completion results achieved to date, Paramount expects to accelerate development plans in the Kaybob and Grande Prairie COUs during the remainder of 2010.  Additional capital spending beyond the Company's $130 million exploration and development budget is anticipated, the extent of which will depend upon continued strong drilling and completion results and commodity prices.

Paramount's year-to-date average production of 12,333 Boe/d is consistent with expectations. The Company has increased its expected annual average production to approximately 13,425 Boe/d to incorporate the impact of the Redcliffe acquisition.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and six months ended June 30, 2010 including Management’s Discussion and Analysis and the Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/804pou.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

▪ expected production volumes; ▪ planned exploration and development budget; ▪ budget allocations and capital spending flexibility; ▪ expected future plans relating to the COUs;

▪

estimated contingent bitumen resources and the discounted present value of future net revenues from such resources (including the forecast prices and costs and the timing of expected production volumes and future development capital).

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

 Paramount Resources Ltd. | Second Quarter 2010

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the uncertainty of estimates and projections relating to future production, costs and expenses;

▪

the ability to secure adequate product processing, transportation and storage;

▪

the uncertainty of exploration, development and drilling;

▪

operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the uncertainty of reserves and resource estimates;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations per share - diluted", "Netback", "Netback before settlements of financial commodity contracts", "Investments – market value", and "Net Debt", collectively the "Non-GAAP measures", are used and do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of Management’s Discussion and Analysis. Investments – market value includes Paramount’s publicly traded investments in Trilogy Energy Corp., MGM Energy Corp., Nuloch Resources Inc., Redcliffe Exploration Inc. (in 2009) and others valued at the period-end closing trading price and the book value of the remaining investments.

Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

This document contains disclosure of the results of an updated evaluation of the Company’s contingent bitumen resources from the Grande Rapids formation at Hoole, Alberta.  Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.  A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

The before tax net present value of contingent bitumen resources disclosed represents the Company's share of future net revenue, before the deduction of income tax and does not represent fair market value.  The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures.  Royalties have been calculated based on Alberta's Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs.  The net present value was calculated assuming natural gas is used as a fuel for steam generation.  Revenues and expenditures were calculated based on the reserve evaluator’s forecast prices and costs as of April 1, 2010.

 Paramount Resources Ltd. | Second Quarter 2010

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

 Paramount Resources Ltd. | Second Quarter 2010